I. WISTAR MORRIS, III
                        200 FOUR FALLS CORPORATE CENTER
                                   SUITE 208
                            ROUTE 23 & WOODMONT ROAD
                          WEST CONSHOHOCKEN, PA 19428



January 7, 1999



Village Super Market, Inc.
733 Mountain Avenue
Springfield, NJ  07081

To Whom It May Concern:

Please find enclosed an executed copy of Schedule 13D for Village Super Market, Inc. filed on behalf of I. Wistar Morris, III. This report is being submitted pursuant to the requirements of Rule 13-D-1 (a) under Securities and Exchange Act of 1934. This is an amended 13D.

If you have any questions, please phone me at 610-832-5300.

Very truly yours,


/s/ I. Wistar Morris, III
-------------------------
I. Wistar Morris, III

Enclosure (1)

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                         (Amendment No.______________)*

                           Village Super Market, Inc.
                           --------------------------
                                (name of issuer)

                                  Common Stock
                                  ------------
                         (title of class of securities)

                                    927107409
                                    ---------
                                 (CUSIP number)

                              I. Wistar Morris, III
                      Morris Investment Management Company
                  200 Four Falls Corporate Center, Suite 208
                      West Conshohocken, Pennsylvania 19428
                                 610-832-5300
                                 ------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                      Fiscal Year ending December 31, 1998
                      ------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box | |.

Check the following box if a fee is being paid with the statement | |. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 927107409                                          Page 2 of 4 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |      I. Wistar Morris, III
      |      SS# ###-##-####
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
      |                                                                (b) |_|
      |        N/A
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS*
      |
      |        PF
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |      Pennsylvania, U.S.
      |
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |   300
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |   None
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |   300
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |   14,400
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |     14,700
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES*
    |                                                                    |_|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |     1.06%
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON*
    |
    |     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                    FILED BY I. WISTAR MORRIS, III REGARDING
                           VILLAGE SUPER MARKET, INC.


ITEM 1. SECURITY AND ISSUER

     This statement relates to the common stock of Village Super Market, Inc., (The "Company"). The Company's principal offices are located at 733 Mountain Avenue, Springfield, NJ 07081

ITEM 2. IDENTITY AND BACKGROUND

     The name of the person filing this statement is I. Wistar Morris, III, an individual (the "reporting person"). The reporting person's business address is c/o Boenning and Scattergood, Inc., 200 Four Falls Corporate Center, Suite 208 W. Conshohocken, Pa. 19428. He is employed as a registered representative at Boenning & Scattergood, Inc., which is a NASD registered broker-dealer.

     During the last five years, the reporting person has not been convicted in a criminal proceeding. During the last five years, the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which was or is subject to a judgment, decree final order enjoining future violation of, or prohibiting, or mandatory activities subject to federal or state securities laws of finding any violation with respect to such laws.

     The reporting person is a United States citizen.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     This schedule 13D covers 14,200 shares beneficially owned by Morris individually and through his immediate family. Of the 14,200 shares beneficially owned by Morris individually and through his immediate family, no shares are held in nominees' name for his benefit: 300 shares are held in his name: and 13,900 shares are held in nominee's name for the benefit of his wife. The stock beneficially owned by Morris individually and through his immediate family was purchased with personal funds beginning in 1989, with the last purchase being made on 12-31-98.

ITEM 4. PURPOSE OF TRANSACTION.

     The purpose of the acquisition of the stock beneficially owned by the reporting person and his immediate family is for personal investment.

     The reporting person has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of
     Item 4 of Schedule 13D, except that additional purchases may be made which would not result in the reporting person having beneficial ownership of 10% or more of the Issuer's outstanding common stock.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Morris individually and through his immediate family beneficially owns 14,200 shares of common stock of the Company, which based on the Company's interim report for the quarter ended September 30, 1998, represents approximately 1.03% of the outstanding stock as of September 30, 1998 report.

     Morris has the sole voting power and the sole dispositive power over 300 shares held for his benefit in nominee name and shares registered in his name. He has no voting power but he has shared dispositive power with respect to the 13,900 shares held by his wife, in nominee name for her benefit.

     See Rider 1.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING, OR RELATIONSHIP
     WITH RESPECT TO SECURITIES OF THE ISSUER.
     None.


ITEM 7. MATERIAL TO BE FILES AS EXHIBITS.
     None.

     Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: January 7, 1999


/s/ I. Wistar Morris, III
-----------------------------------
I. Wistar Morris, III